                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Cross Timbers Royalty Trust
                          ---------------------------
                                (Name of Issuer)

                          Units of Beneficial Interest
                          ----------------------------
                         (Title of Class of Securities)

                                  22757R 10 9
                                 ---------------
                                 (CUSIP Number)


                                Louis G. Baldwin
                             Senior Vice President
                          and Chief Financial Officer
                           Cross Timbers Oil Company
                         810 Houston Street, Suite 2000
                            Fort Worth, Texas 76102
                                 (817) 870-2800
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                October 9, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   SCHEDULE 13D

--------------------------------------------------------------------------------
   CUSIP No. 22757R 10 9
             -----------

--------------------------------------------------------------------------------
   1)   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Cross Timbers Oil Company
        -------------------------
        75-2347769
        ----------
--------------------------------------------------------------------------------
   2)   Check the Appropriate Box if a Member of a Group
        (See Instructions)                                   a) [ X ]  b) [    ]

--------------------------------------------------------------------------------
   3)   SEC Use Only

--------------------------------------------------------------------------------
   4)   Source of Funds (See Instructions)
        WC,  BK
        -------
--------------------------------------------------------------------------------
   5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
   6)   Citizenship or Place of Organization
        Delaware
        --------
--------------------------------------------------------------------------------
                          7)  Sole Voting Power
   Number of Shares           365,840
   Beneficially Owned         -------
   by Each Reporting      ------------------------------------------------------
   Person With            8)  Shared Voting Power
                          ------------------------------------------------------
                          9)  Sole Dispositive Power
                              365,840
                              -------
                          ------------------------------------------------------
                          10)  Shared Dispositive Power
--------------------------------------------------------------------------------
   11)  Aggregate Amount Beneficially Owned by Each Reporting Person
        365,840
        -------
--------------------------------------------------------------------------------
   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [ X ]
--------------------------------------------------------------------------------
   13)  Percent of Class Represented by Amount in Row (11)
        6.1%
        ----
--------------------------------------------------------------------------------
   14)  Type of Reporting Person (See Instructions)
         CO
        ----
--------------------------------------------------------------------------------

   SCHEDULE 13D

--------------------------------------------------------------------------------
   CUSIP No. 22757R 10 9
             -----------
--------------------------------------------------------------------------------
   1)   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Bob R. Simpson
        --------------
--------------------------------------------------------------------------------
   2)   Check the Appropriate Box if a Member of a Group
        (See Instructions)                                   a) [ X ]  b) [    ]
--------------------------------------------------------------------------------
   3)   SEC Use Only
--------------------------------------------------------------------------------
   4)   Source of Funds (See Instructions)
        PF, OO
        ------
--------------------------------------------------------------------------------
   5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e) [  ]
--------------------------------------------------------------------------------
   6)   Citizenship or Place of Organization
        United States
        -------------
--------------------------------------------------------------------------------
                          7)  Sole Voting Power
   Number of Shares           216,000
   Beneficially Owned         -------
   by Each Reporting      ------------------------------------------------------
   Person With            8)  Shared Voting Power
                          ------------------------------------------------------
                          9)  Sole Dispositive Power
                              216,000
                              -------
                          ------------------------------------------------------
                          10)  Shared Dispositive Power
--------------------------------------------------------------------------------
   11)  Aggregate Amount Beneficially Owned by Each Reporting Person
        216,000
        -------
--------------------------------------------------------------------------------
   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [ X ]
-------------------------------------------------------------------------------
   13)  Percent of Class Represented by Amount in Row (11)
        3.6%
        ----
--------------------------------------------------------------------------------
   14)  Type of Reporting Person (See Instructions)
         IN
        ----
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

   This statement on Schedule 13D relates to units of beneficial interest ("Units") of Cross Timbers Royalty Trust, a grantor trust created under the laws of Texas ("the Issuer"). The address of the principal executive offices of the Issuer is 500 West Seventh Street, Suite 1300, P.O. Box 1317, Fort Worth, Texas 76101-1317.


ITEM 2.  IDENTITY AND BACKGROUND

   This statement on Schedule 13D is filed by Cross Timbers Oil Company, a Delaware corporation ("Cross Timbers"), which is engaged in the acquisition, exploitation and development of producing oil and gas properties and the marketing and transportation of oil and natural gas, and by Bob R. Simpson, Chairman of the Board of Directors and Chief Executive Officer of Cross Timbers. The address of Cross Timbers' and Mr. Simpson's principal business office is 810 Houston Street, Suite 2000, Fort Worth, Texas 76102.

   The name, business address and present principal occupation or employment for each executive officer and director of Cross Timbers, and the name of the organization in which such employment is conducted, are set forth in Schedule I attached hereto and incorporated herein by reference. Each such person is a citizen of the United States.

   Neither Cross Timbers nor Mr. Simpson nor, to the best of Cross Timbers' or Mr. Simpson's knowledge, any of the other persons listed on Schedule I attached hereto, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   Cross Timbers' purchases of Units, at a total cost of $4.2 million, were funded by working capital and borrowings under its Revolving Credit Agreement dated June 15, 1995, among Cross Timbers, Morgan Guaranty Trust Company of New York, NationsBank of Texas, N.A. and other banks parties thereto. Mr. Simpson's purchases of Units, at a total cost of $2.0 million, were funded by personal funds and margin debt. The source and amount of funds or other consideration of Unit purchases by other executive officers and directors is provided under Item 5.


ITEM 4.  PURPOSE OF TRANSACTION

   Cross Timbers regards its investment in Units as an acquisition of producing oil and gas properties within its strategic acquisition plan. Cross Timbers' investment in the Units increases its oil and gas production, cash flow and proved reserves. Mr. Simpson has purchased Units for personal investment purposes. Each of Cross Timbers and Mr. Simpson continues to monitor and evaluate its or his investment in the Issuer in light of various factors including oil and gas prices, the Issuer's distributable income, financial condition and prospects, price levels of the Units, general market and economic conditions and other available investment opportunities. Cross Timbers and Mr. Simpson may acquire additional Units through open market purchases or other transactions, maintain its or his current equity position or dispose of a portion or all of its or his Units.

   Other than as set forth above, neither Cross Timbers nor Mr. Simpson currently have plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   (a) As of October 21, 1996, Cross Timbers beneficially owns 365,840 Units or approximately 6.1% of the Issuer's outstanding Units of 6,000,000 at August 12, 1996, as reported in its Quarterly Report on Form 10-Q for its quarter ended June 30, 1996. As of October 21, 1996, Mr. Simpson beneficially owns 216,000 or approximately 3.6% of the Issuer's outstanding Units.

   Other than as provided above, the following are the Units beneficially owned, the approximate percentage of Units beneficially owned and the amount and source of funds or other consideration to purchase such Units for the only persons named in Schedule I that beneficially own any Units as of October 21, 1996:

                                        Percentage         Funds or
                           Units        of Units      Other Consideration
                           Beneficially Beneficially ---------------------
       Person              Owned (a)    Owned        Amount        Source
-------------------------- ------------ ------------ ------        -------

Steffen E. Palko            92,080         1.5 %     $926,000      Personal
Louis G. Baldwin            10,000         0.2        116,000      Personal
Keith A. Hutton             10,785         0.2        109,000      Personal
Bennie G. Kniffen            1,118         (b)         13,000      Personal
Kenneth F. Staab            24,003         0.4        238,000      Personal
Thomas L. Vaughn             1,500         (b)         16,000      Personal
Vaughn O. Vennerberg II      1,000         (b)         11,000      Personal
J. Luther King, Jr.         11,401(c)      0.2        122,000        (c)
J. Richard Seeds               214         (b)          2,000      Personal
Scott G. Sherman            15,024         0.3        147,000      Personal
George U. Wyper             36,388(d)      0.6        380,000(d)   Personal(d)
----------------
  (a) Unless otherwise noted, each person has sole voting and dispositive power with respect to the Units beneficially owned.

  (b) Less than 0.1% of the Issuer's outstanding Units.

  (c) Includes 5,000 Units owned by 4K Land and Cattle Company, of which Mr. King is president and owner. 4K Land and Cattle Company used $50,000 of its working capital to purchase such Units. The remaining 6,401 Units are owned by LKCM Investment Partnership ("Investment Partnership"), of which Mr. King is the general partner and portfolio manager. The Investment Partnership used $72,000 of its working capital to purchase such Units. Luther King Capital Management Corporation (an investment management firm of which Mr. King is a director and majority shareholder) and an affiliated company are also limited partners of the Investment Partnership. Mr. King has the sole voting and dispositive power with respect to the Units owned by 4K Land and Cattle Company and the Investment Partnership.

  (d) Includes 1,973 Units owned by an investment partnership sponsored by E.M. Warburg Pincus & Co., Inc., an investment management and venture capital firm and the general partner of this partnership. Mr. Wyper has sole voting and dispositive power with respect to these Units. The partnership used $20,000 of its working capital to purchase such Units.

   The Cross Timbers Oil Company Employees' 401(k) Plan owns 49,638 Units, or 0.8% of the Issuer's outstanding Units as of October 21, 1996. These Units were purchased with funds totaling $617,000 provided by employee and matching employer contributions and are held for the benefit of the employee participants.

   Cross Timbers and Mr. Simpson have no voting or investment power with respect to, and disclaim beneficial ownership of, the Units owned by the persons and entities described above. In addition, Cross Timbers and Mr. Simpson disclaim the formation of a group with any or all of the persons or entities described above. To the best of Cross Timbers' or Mr. Simpson's knowledge, no person listed on Schedule I attached hereto, other than those described above, owns any Units.

   Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Cross Timbers or Mr. Simpson beneficially own the Issuer's Units owned by the other persons or entities described above, or that any of the other persons or entities described above have formed a group with Cross Timbers and Mr. Simpson for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

   (b) Cross Timbers has the sole voting power and dispositive power with respect to the 365,840 Units it beneficially owns. Mr. Simpson has the sole voting power and dispositive power with respect to the 216,000 Units he owns. See Item 5(a) above regarding voting and dispositive power of Units owned by persons listed on Schedule I attached hereto.

   (c) Schedule II, attached hereto and incorporated herein by reference, lists all transactions in the Units effected during the past 60 days by Cross Timbers or Mr. Simpson or, to the knowledge of Cross Timbers or Mr. Simpson, by any of the persons listed on Schedule I attached hereto.

   (d) No other person is known by Cross Timbers or Mr. Simpson to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Units beneficially owned by Cross Timbers described in Item 5(a) above.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

   To the best of Cross Timbers' or Mr. Simpson's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between any of the persons named in Item 2 and any other persons, with respect to the Units.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit
-------

10.1 - Revolving Credit Agreement dated June 15, 1995, among Cross Timbers and certain commercial banks named therein is incorporated by reference to
        Exhibit 10.1 to Cross Timbers' Report on Form 10-K for the year ended December 31, 1995.

99.1 -  Joint Filing Agreement pursuant to Rule 13d-1(f)(1)(iii).

SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        CROSS TIMBERS OIL COMPANY



Date:  October 21, 1996                 By: /s/ LOUIS G. BALDWIN
                                            -----------------------------------
                                                Louis G. Baldwin
                                                Senior Vice President and
                                                Chief Financial Officer












                                            /s/ BOB R. SIMPSON
                                        ----------------------------------------
                                                Bob R. Simpson

SCHEDULE I TO SCHEDULE 13D

     The following is a list of all executive officers of Cross Timbers and their present principal office held. The business address for each of these executive officers is 810 Houston Street, Suite 2000, Fort Worth, Texas, 76102.

Name                       Present Principal Office Held
-----                      -----------------------------

Bob R. Simpson             Chairman of the Board of Directors and Chief
                            Executive Officer

Steffen E. Palko           Vice Chairman of the Board of Directors and President

Louis G. Baldwin           Senior Vice President and Chief Financial Officer

Keith A. Hutton            Senior Vice President - Asset Development

Bennie G. Kniffen          Senior Vice President and Controller

Larry B. McDonald          Senior Vice President - Operations

Kenneth F. Staab           Senior Vice President of Engineering

Thomas L. Vaughn           Senior Vice President - Operations

Vaughn O. Vennerberg II    Senior Vice President - Land

     The following is a list of all directors (with exception of Messrs. Simpson and Palko who are listed above), their business address and present principal employment and employer.

Name and Business Address  Present Principal Employment and Employer
-------------------------  -----------------------------------------

Charles B. Chitty          Retired Chief Financial Executive, The Lupton Company
c/o Lyndhurst Foundation
517 E. Fifth St.
Chattanooga, TN  37403

J. Luther King, Jr.        President, Principal and Portfolio Manager/Analyst,
301 Commerce Street,        Luther King Capital Management Corporation
Suite 1600
Fort Worth, TX  76102

J. Richard Seeds           Counselor, Springtown Independent School District
300 Pojo Drive
Springtown, TX  76082

Scott G. Sherman           Owner, Scott Sherman Enterprises
777 Taylor Street,
Suite 1135
Fort Worth, TX  76102

George U. Wyper            Managing Director, E.M. Warburg Pincus & Co., Inc.
E.M. Warburg Pincus
 & Co., Inc.
466 Lexington Ave.,
10th Floor
New York, NY  10017

SCHEDULE II TO SCHEDULE 13D


The following lists all Unit purchases effected by Cross Timbers during the past 60 days. All such purchases were open market transactions. Mr. Simpson has not effected any transactions during the past 60 days. To the best of Cross Timbers' and Mr. Simpson's knowledge, no Unit transactions were effected by any persons listed in Schedule I attached hereto during the past 60 days.

                              Number        Price
                 Date        of Shares    per Share
              ------------   ---------    ---------

                8/22/96        47,340       11.750
                9/10/96         1,500       11.875
                9/12/96         1,500       11.875
                10/8/96         1,600       12.125
                10/9/96        10,600       12.000
                10/10/96       29,500       12.350
                10/11/96       10,000       12.500
                10/15/96          600       12.500
                10/17/96       20,500       12.793
                10/21/96        1,000       12,875